UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the i) shelf registration statement on Form F-3 (Registration Number 333-276870) of Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Shelf Registration Statement, and the registration statement on Form F-3ASR (Registration Number 333-291657) of the Company, filed by the Company with the SEC on November 19, 2025 (the “Resale Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Resale Registration Statement, and ii) registration statements on Form S-8 (File Nos. 333-269535 and 333-287999), in each case, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 21, 2026, the Company issued a press release to announce the pricing of a registered direct offering.

A copy of the press release is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description
99.1	Press Release, dated as of May 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2026	BRERA HOLDINGS PLC

	By:	/s/ Ron Sade
Ron Sade
Chief Executive Officer

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